UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )* DD3 Acquisition Corp. II
(Name of Issuer) Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities) 23318M100

(CUSIP Number)

Martin Werner, Chief Executive Officer

DD3 Acquisition Corp. II

Pedregal 24, 3rd Floor, Interior 300

Colonia Molino del Rey, Del. Miguel Hidalgo

11040 Mexico City, Mexico

+52 (55) 4340-1269

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 10, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23318M100	SCHEDULE 13D	Page 1 of 8 Pages

1	NAME OF REPORTING PERSONS DD3 Sponsor Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,421,000
8	SHARED VOTING POWER - 0 -
9	SOLE DISPOSITIVE POWER 3,421,000
10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,421,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 21.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 23318M100	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Jorge Combe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,421,000
8	SHARED VOTING POWER - 0 -
9	SOLE DISPOSITIVE POWER 3,421,000
10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,421,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 21.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 23318M100	SCHEDULE 13D	Page 3 of 8 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of DD3 Acquisition Corp. II, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Pedregal 24, 3rd Floor, Interior 300, Colonia Molino del Rey, Del. Miguel Hidalgo, 11040 Mexico City, Mexico.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by DD3 Sponsor Group, LLC (the “Sponsor”) and Jorge Combe (together, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is Pedregal 24, 3rd Floor, Interior 300, Colonia Molino del Rey, Del. Miguel Hidalgo, 11040 Mexico City, Mexico.

(c)	The Sponsor’s sole business is to act as the Issuer’s sponsor in connection with the Issuer’s initial public offering (the “IPO”). Mr. Combe is the sole manager of the Sponsor, the Chief Operating Officer of the Issuer and a managing partner of DD3 Capital Partners S.A. de C.V. (“DD3 Capital”), a private investment and financial services firm. The principal business address of DD3 Capital is Pedregal 24, 3rd Floor, Interior 300, Colonia Molino del Rey, Del. Miguel Hidalgo, 11040 Mexico City, Mexico.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)	Mr. Combe is a citizen of Mexico. The Sponsor was formed under Delaware law.

Item 3. Source and Amount of Funds or Other Consideration.

Funds for the purchase of securities reported herein were derived from available working capital of the Sponsor. The Sponsor paid the Issuer $25,000 for the Founder Shares (as defined in Item 4) and $2,960,000 for Private Units (as defined in Item 4).

Item 4. Purpose of Transaction.

Founder Shares

Pursuant to the terms of the Subscription Agreement for Founder Shares, dated as of October 13, 2020 (the “Founder Shares Subscription Agreement”), between the Sponsor and the Issuer, the Sponsor purchased 2,875,000 shares (“Founder Shares”) of Class B common stock, par value $0.0001 per share (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), of the Issuer for an aggregate purchase price of $25,000 in cash, or approximately $0.009 per share. On December 7, 2020, the Issuer effected a stock dividend of 287,500 shares with respect to the Class B Common Stock, resulting in there being an aggregate of 3,162,500 Founder Shares outstanding. On December 10, 2020, in connection with the underwriters’ partial exercise of their over-allotment option and waiver of the remaining portion of such option, simultaneously with the consummation of the IPO, the Sponsor forfeited an aggregate of 37,500 Founder Shares to the Issuer at no cost, so that the Issuer’s initial stockholders continue to own 20.0% of the issued and outstanding shares of Common Stock after the IPO (not including the shares of Class A Common Stock underlying the Private Units), and 3,125,000 Founder Shares remain outstanding.

CUSIP No. 23318M100	SCHEDULE 13D	Page 4 of 8 Pages

The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial Business Combination (as defined below), or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Issuer’s Registration Statement on Form S-1 (File No. 333-250212) (the “Registration Statement”) filed with the SEC in connection with the IPO.

Private Units

On December 10, 2020, the Issuer completed the IPO of 12,500,000 units (“Units”), including the issuance of 1,500,000 Units as a result of the underwriters’ partial exercise of their over-allotment option. Each Unit consists of one share of Class A Common Stock and one-half of one redeemable warrant (“Public Warrants”), each whole Public Warrant entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share, subject to adjustment. Simultaneously with the consummation of the IPO, pursuant to the Subscription Agreement for Private Units, dated as of December 7, 2020 (the “Private Units Subscription Agreement”), between the Sponsor and the Issuer, the Sponsor purchased 296,000 units (“Private Units”) for an aggregate price of $2,960,000 in a private placement.

Each Private Unit consists of one share of Class A Common Stock and one-half of one warrant (“Private Warrants”, and together with the Public Warrants, the “Warrants”), each whole Private Warrant entitling the holder to purchase one share of Class A Common Stock at an exercise price of $11.50 per share. The Private Units are identical to the Units, except that if held by the initial purchasers or any of their permitted transferees, the Private Warrants (i) may be exercised on a cashless basis and (ii) are not subject to redemption. If the Private Units are held by holders other than the initial purchasers or their permitted transferees, then the Private Warrants will be redeemable by the Issuer and exercisable by the holders on the same basis as the Public Warrants. In addition, the Private Units (and the securities underlying the Private Units) will, subject to certain limited exceptions, be subject to transfer restrictions until after the completion of the Issuer’s initial Business Combination.

Working Capital Loans

The Sponsor or the Issuer’s officers, directors or initial stockholders, or their respective affiliates, may, but are not obligated to, loan the Issuer funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of the Issuer’s initial Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the notes may be converted into units at a price of $10.00 per unit (“Working Capital Units”). The Working Capital Units, if any, would be identical to the Private Units. The terms of such loans have not been determined.

Warrant Agreement

The Warrants are governed by the terms of the Warrant Agreement, dated as of December 7, 2020 (the “Warrant Agreement”), between the Issuer and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent. Each Warrant entitles the registered holder to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment as described therein, at any time commencing on the later of: (i) 30 days after the consummation by the Issuer of a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (“Business Combination”), or (ii) December 10, 2021, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) five years from the consummation of a Business Combination, (y) the date the Issuer elects to redeem all Warrants subject to redemption and (z) the liquidation of the Issuer.

Stock Escrow Agreement

Pursuant to the terms of the Stock Escrow Agreement, dated as of December 7, 2020 (the “Stock Escrow Agreement”), among the Issuer, the holders of the Founder Shares and Continental, the Founder Shares were placed into escrow with Continental, as escrow agent. Subject to certain limited exceptions, the Founder Shares may not be transferred, assigned, sold or released from escrow until the earlier of one year after the date of the consummation of the Issuer’s initial Business Combination and the date on which the closing price of the Class A Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period commencing 150 days after the consummation of the Issuer’s initial Business Combination, or earlier if, subsequent to the Business Combination, the Issuer consummates a liquidation, merger, stock exchange or other similar transaction which results in all of its stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

CUSIP No. 23318M100	SCHEDULE 13D	Page 5 of 8 Pages

Registration Rights

Pursuant to the Registration Rights Agreement, dated as of December 7, 2020 (the “Registration Rights Agreement”), among the Issuer, the Sponsor and certain securityholders, the holders of at least a majority-in-interest of the Founder Shares, the Private Units (and underlying securities) and the Working Capital Units (and underlying securities), including any warrants, shares of capital stock or other securities of the Issuer issued as a dividend or other distribution with respect to or in exchange for or in replacement of such securities (collectively, the “Registrable Securities”), are entitled to make up to two demands that the Issuer register such securities. The holders of a majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the Founder Shares are to be released from escrow. The holders of a majority of the Private Units and the Working Capital Units (or underlying securities) can elect to exercise these registration rights at any time after the Issuer consummates a Business Combination. In addition, the holders of the Registrable Securities have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Issuer’s consummation of a Business Combination.

Letter Agreement

On December 7, 2020, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor and the other parties thereto (collectively, the “Insiders”). Under the Letter Agreement, among other matters, the Insiders agreed with the Issuer:

(i)	that they will not propose, or vote in favor of, any amendment to the Issuer’s amended and restated certificate of incorporation (“Certificate of Incorporation”) (A) to modify the substance or timing of the Issuer’s obligations with respect to conversion rights as described in the Registration Statement or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Issuer provides public stockholders with the opportunity to convert their shares upon the approval of any such amendment;

(ii)	that if the Issuer solicits approval of its stockholders of a Business Combination, the Insiders will vote all shares of Common Stock beneficially owned by them, whether acquired before, in, or after the IPO, in favor of such Business Combination; and

(iii)	to waive any right to exercise conversion rights with respect to any shares of Common Stock owned or to be owned by them, directly or indirectly (or to sell such shares to the Issuer in a tender offer), whether acquired before, in or after the IPO, and not to seek conversion with respect to such shares in connection with any vote to approve a Business Combination (or sell such shares to the Issuer in a tender offer in connection with such a Business Combination) or any amendment to the Certificate of Incorporation prior thereto.

The foregoing summary of certain terms of the Founder Shares Subscription Agreement, the Private Units Subscription Agreement, the Warrant Agreement, the Stock Escrow Agreement, the Registration Rights Agreement, and the Letter Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are incorporated by reference as Exhibits 1-6 to this Schedule 13D.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Class A Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or Warrants and, alone or with others, pursuing discussions with the management, the board of directors, other stockholders of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 23318M100	SCHEDULE 13D	Page 6 of 8 Pages

Item 5. Interest in Securities of the Issuer.

(a)	As described in Item 4, the Reporting Persons may be deemed the beneficial owners of 3,421,000 shares of Class A Common Stock, including (i) 3,125,000 shares of Class A Common Stock issuable upon conversion of Founder Shares and (ii) 296,000 shares of Class A Common Stock included in the Private Units, in each case directly held by the Sponsor, representing approximately 21.4% of the outstanding shares of Class A Common Stock (as adjusted for the shares of Class A Common Stock issuable upon conversion of the Founder Shares held by the Sponsor). This does not include shares of Class A Common Stock issuable upon exercise of the Private Warrants included in the Private Units, because the Private Warrants are not exercisable within the following 60 days.

The aggregate percentage of Class A Common Stock beneficially owned by the Reporting Persons is calculated based upon 12,870,000 shares of Class A Common Stock outstanding as of December 10, 2020, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission on December 16, 2020.

(b)	By virtue of his control of the Sponsor, Mr. Combe has the sole power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 3,421,000 shares of Class A Common Stock beneficially owned by the Sponsor.

(c)	Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Class A Common Stock in the past 60 days.

(d)	As of the date of this Schedule 13D, no person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock covered by this Schedule 13D. Mr. Combe, as sole manager of the Sponsor, has the sole right to direct the receipt of dividends in respect of, and proceeds from the sale of, the Founder Shares (including the shares of Class A Common Stock issuable upon conversion of the Founder Shares) and the Private Units (including the securities underlying the Private Units).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreements described in Item 4 and relationships described in Item 2, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 23318M100	SCHEDULE 13D	Page 7 of 8 Pages

Item 7. Material to be Filed as Exhibits.

1	Subscription Agreement for Founder Shares, dated October 13, 2020, between the Issuer and DD3 Sponsor Group, LLC (incorporated by reference to Exhibit 10.9 to the Issuer’s Registration Statement on Form S-1 (File No. 333-250212), filed with the Securities and Exchange Commission on November 19, 2020).
2	Subscription Agreement for Private Units, dated December 7, 2020, between the Issuer and DD3 Sponsor Group, LLC (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 11, 2020).
3	Warrant Agreement, dated December 7, 2020, between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 11, 2020).
4	Stock Escrow Agreement, dated December 7, 2020, among the Issuer, Continental Stock Transfer & Trust Company and certain securityholders (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 11, 2020).
5	Registration Rights Agreement, dated December 7, 2020, among the Issuer, DD3 Sponsor Group, LLC and certain securityholders (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 11, 2020).
6	Letter Agreement, dated December 7, 2020, among the Issuer, DD3 Sponsor Group, LLC and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 11, 2020).
7	Joint Filing Agreement, dated as of December 21, 2020, among the Reporting Persons.*
8	Power of Attorney for DD3 Sponsor Group, LLC (incorporated by reference to Exhibit 24.1 to the Form 3 filed by DD3 Sponsor Group, LLC on December 7, 2020).
9	Power of Attorney for Jorge Combe (incorporated by reference to Exhibit 24.1 to the Form 3 filed by Jorge Combe on December 7, 2020).

* Filed herewith.

CUSIP No. 23318M100	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 21, 2020

DD3 Sponsor Group, LLC

By:	/s/ Jorge Combe*
	Name:	Jorge Combe
	Title:	Manager

/s/ Jorge Combe*
Jorge Combe

*By:	/s/ Alan I. Annex
	Name:	Alan I. Annex
Attorney-in-Fact